UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

D and Z Media Acquisition Corporation
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

23305Q106
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23305Q106	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Centiva Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 100,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.18%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 23305Q106	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Centiva Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 100,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.18%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 23305Q106	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

D and Z Media Acquisition Corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

2870 Peachtree Road NW, Suite 509

Atlanta, GA 30305

Item 2.	(a) Name of Person Filing

(1) Centiva Capital, LP (the "Investment Manager"), a Delaware limited partnership and the investment manager of certain affiliated funds (the "Centiva Capital Funds") with respect to the shares of Common Stock (as defined in Item 2(d); and

(2) Centiva Capital GP, LLC, the general partner of the Investment Manager and the Centiva Capital Funds, with respect to the shares of Common Stock held by the Centiva Capital Funds.

 The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

(b) Address of Principal Business Office, or, if none, Residence

55 Hudson Yards, Suite 22A

New York, NY 10001

(c) Citizenship

Centiva Capital GP, LLC – Delaware

Centiva Capital, LP – Delaware

(d) Title of Class of Securities

Common Stock, par value $0.0001 (the “Common Stock”)

(e) CUSIP No.:

23305Q106

CUSIP No. 23305Q106	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 23305Q106	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Centiva Capital GP, LLC. – 100,000

Centiva Capital, LP – 100,000

(b) Percent of class:

12.18% of the 821,094 shares of Common Stock (Class A) outstanding as of September 30, 2022 as reported in the Issuer’s Form 10-Q Quarterly Report filed on December 15, 2022.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Centiva Capital GP, LLC. – 100,000

Centiva Capital, LP – 100,000

(ii) Shared power to vote or to direct the vote:

Centiva Capital GP, LLC. – 100,000

Centiva Capital, LP – 100,000

(iii) Sole power to dispose or to direct the disposition of:

Centiva Capital GP, LLC. – 100,000

Centiva Capital, LP – 100,000

(iv) Shared power to dispose or to direct the disposition of:

Centiva Capital GP, LLC. – 100,000

Centiva Capital, LP – 100,000

The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this Item 4.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23305Q106	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

Centiva Capital, LP

By:	/s/ James Murray
	Name:	James Murray
	Title:	Chief Compliance Officer

CUSIP No. 23305Q106	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 7, 2023

Centiva Capital GP, LLC

By:	/s/ James Murray
Name: James Murray Title: Chief Compliance Officer